SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1) 1

US Airways Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90341W108
(CUSIP Number)

Geoffrey T. Crowley Eastshore Aviation, LLC W6390 Challenger Drive, Suite 203 Appleton, Wisconsin 54914 920-739-5123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90341W108		13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eastshore Aviation, LLC (I.R.S. I.D. No. 20-2356808)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Geoffrey T. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William P. Jordan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patrick J. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard A. Bartlett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jerry M. Seslowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John C. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90341W108          Page   9   of   12   Pages

This Amendment No. 1 to the Schedule 13D is being filed to amend and supplement the Schedule 13D filed on October 7, 2005 by Eastshore Aviation, LLC, a Delaware limited liability company ("Eastshore"), and each of Geoffrey T. Crowley, William P. Jordan, Patrick J. Thompson, Richard A. Bartlett, Jerry M. Seslowe and John C. Shaw, each of whom is a member and a director of Eastshore (collectively, the "Reporting Persons"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of US Airways Group, Inc., a Delaware corporation (the "Company"). Items designated as "no change" indicate that the information previously included in the Schedule 13D remains current as of the date of this Amendment.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

No change.

Item 4. Purpose of Transaction

On March 15, 2006, Eastshore entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Par Investment Partners, L.P. ("Par") pursuant to which Eastshore intends to sell 1,000,000 shares of Common Stock to Par at a per share price of $34.84 per share (or an aggregate price of $34,840,000). A copy of the Securities Purchase Agreement is filed as Exhibit 99.3 hereto and incorporated herein by reference. Such sale will be made on April 3, 2006, pursuant to the Securities Purchase Agreement and subject to certain closing conditions not within Eastshore’s control.

Each of Eastshore and the Reporting Persons may make purchases or additional sales of shares of Common Stock, in the open market, in private transactions or otherwise, although none of Eastshore or the Reporting Persons has any current plans to do so other than as provided by the Securities Purchase Agreement.

CUSIP NO. 90341W108          Page   10   of   12   Pages

Item 5. Interest in Securities of the Issuer

As of the date of this filing, Eastshore beneficially owns 8,333,333 shares of Common Stock of the Company, which constitutes approximately 10.2% of the issued and outstanding shares of Common Stock based on approximately 82,091,000 shares of Common Stock outstanding as of March 1, 2006, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2005. If the closing conditions set forth in the Securities Purchase Agreement are satisfied, and the sale of the Common Stock to Par is effected, Eastshore will beneficially own 7,333,333 shares of Common Stock of the Company, which constitutes approximately 8.9% of the issued and outstanding shares of Common Stock. Eastshore possesses shared voting power and investment power over all such shares of Common Stock. The shares of Common Stock reported hereby are directly owned by Eastshore. The Reporting Persons may each be deemed to have shared voting and investment power over such shares of Common Stock as directors of Eastshore. The Reporting Persons hereby disclaim beneficial ownership in such shares of Common Stock. The information for each Reporting Person on the cover page gives effect to the closing of the sale pursuant to the Securities Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described above, Eastshore has entered into the Securities Purchase Agreement for the sale of 1,000,000 shares of Common Stock.

Pursuant to Eastshore's Operating Agreement, Eastshore is governed by a Board of Directors consisting of six members. The Reporting Persons constitute the six directors of Eastshore and, as a result, may be deemed to have shared voting and investment power over the shares of Common Stock held by Eastshore. The Reporting Persons hereby disclaim beneficial ownership in such shares of Common Stock.

Eastshore has entered into a Stockholder's Agreement dated as of September 27, 2005 between the Company and Eastshore (the "Stockholder's Agreement") providing for restrictions on the transfer of the Common Stock held by Eastshore, certain registration rights for Eastshore and the right for Eastshore to nominate one member of the Company's Board of Directors. A copy of the Stockholder's Agreement was filed as Exhibit 99.2 to the Schedule 13D dated October 7, 2005.

CUSIP NO. 90341W108          Page   11   of   12   Pages

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit 99.1	Joint Filing Agreement dated October 7, 2005 among each of the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on October 7, 2005).

Exhibit 99.2	Stockholder's Agreement, dated as of September 27, 2005 between Eastshore and the Company (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on October 7, 2005).

Exhibit 99.3	Securities Purchase Agreement, dated as of March 15, 2006 between Eastshore and Par.

CUSIP NO. 90341W108          Page   12   of   12   Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2006

EASTSHORE AVIATION, LLC

BY /s/ Geoffrey T. Crowley
      Geoffrey T. Crowley, President and
      Chief Executive Officer

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley, Attorney-in-Fact
   for William P. Jordan

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley, Attorney-in-Fact
   for Patrick J. Thompson

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley, Attorney-in-Fact
   for Richard A. Bartlett

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley, Attorney-in-Fact
   for Jerry M. Seslowe

/s/ Geoffrey T. Crowley
Geoffrey T. Crowley, Attorney-in-Fact
   for John C. Shaw